DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Jeffrey M. Sullivan
jeff.sullivan@dlapiper.com
T 919.786.2003
F 919.786.2200

December 18, 2006	Our File No. 314404.4

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael McTiernan, Special Counsel

David H. Roberts, Staff Accountant

Cicely LaMothe, Accounting Branch Chief

Robert Telewicz, Accountant

Re:	Meruelo Maddux Properties, Inc.

Registration Statement on Form S-11

Filed on November 3, 2006

File No. 333-137457

Ladies and Gentlemen:

As counsel to Meruelo Maddux Properties, Inc. (the “Company”) and in connection with your comment letter dated November 17, 2006, regarding the Company’s registration statement on Form S-11 (registration no. 333-137457), we are attaching as Schedule A the Company’s responses to your letter. For your convenience, we have reproduced in the schedule your numbered comments before the Company’s response thereto.

In addition, we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 3 to the registration statement (the “Amendment”).

We are forwarding a courtesy package to each of you. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from amendment no. 1 to the registration statement filed on November 3, 2006. Amendment no. 2 was an exhibit-only filing.

This letter updates and replaces our correspondence to you on November 22, 2006, including the responses of the Company attached thereto.

We note that issuers are required to comply with the revised disclosure requirements contained in release no. 33-8732A with respect to registration statements filed on or after December 15, 2006. However, we also note that many of the revised disclosure requirements apply to historical compensation and are first intended to apply to compensation paid in fiscal year 2006. For example, the analysis required by new Item 402(b) of Regulation S-K focuses on “compensation awarded to, earned by, or paid.” Similarly, the new summary compensation and awards tables require disclosure for completed fiscal years.

The Company is a newly-formed entity with no operations or assets other than the rights and obligations provided in the contribution agreement and merger agreements entered into in connection with the formation transactions. The Company has not paid or awarded any compensation to any employee and will not pay or award any such compensation, or have any obligation to do so, until the closing of the formation transactions. In addition, the Company will have no independent directors or compensation committee until the closing of the offering. We do not know and cannot predict what compensation policies or objectives the independent directors will adopt in 2007 upon assuming their directorships. Lastly, the accounting predecessor to the Company, the historical operations of which are disclosed in the Amendment, is a collection of separate entities owning discrete assets that will be combined to form the Company’s business. The compensation paid by the predecessor to its employees does not reflect or inform the compensation that will be paid by the Company to its officers following the offering in consideration for managing the to-be-combined operations.

In an effort to provide the type of disclosure sought by the Commission in release no. 33-8732A, the Company has included in the Amendment the relevant new disclosure tables, but applied those tables to the compensation expected to be paid in 2007. Specifically, the Company has included in the Amendment forms of the new summary compensation table, grants of plan-based awards table, outstanding equity awards table and director compensation table and disclosed in those tables the payments and awards anticipated for next year. This approach is consistent with that followed by newly-formed real estate companies effecting an initial public offering through a series of formation transactions. The compensation disclosure requirements applicable to registration statements before December 15, 2006, also applied in large part to historical compensation paid in completed fiscal years. Newly-formed real estate companies generally have provided one or more of the forms of compensation disclosure tables but applied them to prospective compensation. Please also note that the Company, while not having a compensation committee, has in the Amendment included a discussion intended to be responsive to new Item 402(b) of Regulation S-K. In that discussion, the Company noted that it does not have compensation policies but that a compensation program and such policies will be adopted by the compensation committee following the offering. The Company will be able to file a more complete discussion in response to Item 402(b) with its first proxy statement, after its compensation committee begins operating.

If you have any questions, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:	Meruelo Maddux Properties, Inc.

Richard Meruelo

John Charles Maddux

Manatt, Phelps & Phillips, LLP

Mark J. Kelson

David M. Grinberg

Melissa Freidenreich

Ernst & Young LLP

Gabriel A. Marquez

Schedule A

General Comments

1.	Comment: We note your response to comment 1. Please revise the map to be included in the prospectus to provide a more detailed explanation of the legend. This should include, but not be limited to, disclosure that in some instances you only have a pending purchase and sale agreement or option to purchase the noted properties.

Response: In response to your comment, we have revised the map legend. The Amendment includes the revised map and a revised inside back cover for the prospectus.

2.	Comment: We note your response to comment 2. Please provide additional analysis as to why, in your Rule 152 analysis, you conclude that the parties have agreed to all material terms. Since the company has the ability to unilaterally adjust the consideration to be received by the contributor, it is not clear that the contributors know the consideration term.

Response: We kindly request that the staff focus on our public policy or “Macy’s” position analysis rather than on our Rule 152 analysis. We reiterate that the three contributors (i) in effect are two individuals that serve as our most senior policy makers by virtue of being our highest-ranking executive officers and members of our board of directors, and (ii), as the current owners of what will become substantially all of our assets immediately following the offering, are uniquely knowledgeable about our assets, employees, tenants, competitors, lenders and other suppliers, service providers and markets.

3.	Comment: We note your response to comment 4. We are unable to locate the section of the article published by Harvard Law School that supports your assertion in the first bullet. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

Response: Please refer to the last paragraph on page 4 of the article, which provides in pertinent part, “By March 31st, 2005, the CURE program had a total asset allocation of $3.4 billion with actual investment at $1.2 billion across twelve real estate investment partners.” Please also refer to footnote 1 on the page 5, which provides, “A thirteenth investment partner has subsequently been added.” We confirm for the staff that we are one of the investment partners collectively referenced in the article. Since the publishing of the article, however, the total number of program participants was reduced to 11. We have confirmed this number directly with representatives of the State of California Public Employees’ Retirement System. We have revised the disclosure in the Amendment accordingly.

We may be unable to generate sufficient revenue.... page 24

4.	Comment: We reissue comment 17 in part. Please revise the risk factor to note your negative working capital balance as of September 30, 2006.

Response: In response to your comment, we have calculated our negative working capital balance as of September 30, 2006, and revised the risk factor on page 25 to disclose such balance.

Dilution, page 45

5.	Comment: We reissue comment 27. Please include table disclosure regarding the relative consideration provided by your officers and promoters for your shares and the cash contributed by the public for shares in this offering. Refer to Item 506 of Regulation S-K.

Response: In response to your comment, on page 47 we have included an additional table that shows the cash paid or book value of the assets contributed by our officers and the contributors in exchange for the shares they will receive in the formation transactions. This same table also shows the cash paid by the public in the offering.

Overview and Background, page 51

6.	Comment: In the first paragraph on page 54 you state that “[e]ighteen projects have costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaling approximately $10.3 million and an additional $193.6 million in future acquisition costs are contracted. Upon completion of this offering, approximately $66.7 million will be used to fund the cash portion of the purchase price for interests in 13 of these projects.” In the fourth paragraph on page 54, you state that “18 of these projects are not fully purchased but are held by option to purchase, long-term purchase contracts or other acquisition rights. Thirteen projects will be purchased with the use of proceeds from this offering totaling approximately $66.7 million; the remaining five projects held under contract have commitment dates after June 30, 2007 and have a total purchase price of $117.2 million.” Please advise us as to the difference between the $126.9 million ($193.6 million—$66.7 million) in future acquisition costs and the purchase price of $117.2 million for the remaining five properties.

Response: In response to your comment, we have revised this disclosure on pages 53 and 54. Additionally, please note that we closed on one of our acquisition projects on November 3, 2006, at a cost of $2.2 million. Therefore, we will use approximately $64.5 million of the offering proceeds to fund the cash portion of the purchase prices for interests in the 12 remaining projects that we have rights to acquire. The remaining five future acquisitions have an aggregate purchase price of $117.2 million.

Liquidity and Capital Resources, page 63

7.	Comment: On page F-32, you state that you purchased two properties after September 30, 2006 for an aggregate of $11,965,000. You also note that in connection with the purchases you entered into a $10,000,000 refinancing at a fixed rate of 8.0% and is secured by your Alameda Square project and portions of your Seventh Street Produce Market project. In addition, you entered into a $1.9 million loan at a floating rate of prime plus 1.0% and that is secured by a portion of the Seventh Street Produce Market project. Please revise this section to describe this financing.

Response: In response to your comment, we have revised the disclosure on page 64. In addition, we have added footnotes to the applicable tables on pages 64, 65 and 66.

Unaudited Pro Forma Consolidated Balance Sheet, page F-4

8.	Comment: Please advise us why the pro forma balance sheet does not reflect the financing disclosed in the Subsequent Event footnote on page F-32.

Response: In response to your comment, we have revised the pro forma balance sheet on page F-4 to include such financing and additional financings incurred since November 3, 2006. (We have similarly updated the subsequent events disclosure on page F-32 to reflect the post-November 3rd financings.)

Unaudited Pro Forma Financial Information, page F-7

9.	Comment: We note your response to our prior comment 55. Confirm for us that the written evidence referred to in your response took the form of a legal agreement between Messrs. Meruelo and Maddux. Additionally, please confirm that the agreement was executed at the time Meruelo Maddux Properties, Inc. was formed.

Response: We confirm that the written evidence of an agreement between Messrs. Meruelo and Maddux to vote a majority of the Company’s shares in concert exists and was provided on November 3, 2006. The Company was formed on July 5, 2006, and subsequently capitalized with $3,000 on September 14, 2006, whereby each of Messrs. Meruelo and Maddux were each issued 100 shares of Company common stock. See our response to comment 10 below for a discussion on the accounting for the formation transactions.

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10.	Comment: We have considered your response to our prior comment 56. We note from your response that certain of the contributed entities are predominately owned by Messrs. Meruelo or Maddox. In addition, we understand the minority interests are held by children of Messrs. Meruelo and Maddux. We are still unclear whether any minority interests are being acquired as part of the formation transactions, and if so, how you determined that these minority interests should be recorded at historical cost basis rather than fair value. In this regard, clarify if the children are part of the voting trust agreement that establishes common control in the newly formed entity as referenced in our previous comment.

Response: Based on our discussions with the staff, and to address your comments on the overall accounting for the formation transactions and whether any minority interests are being acquired, we present below our analysis thereof.

The formation transactions contemplated are deemed to meet the definition of a business combination under FASB 141, Business Combinations (SFAS 141) and include the acquisition of substantially all of the operations of the predecessor business, which consists of multiple limited liability companies and corporations currently owned by Richard Meruelo and John Charles Maddux. In substance, these predecessor entities are either owned (i) 100% by Mr. Meruelo or (ii) 75% by Mr. Meruelo and 25% by Mr. Maddux. Mr. Meruelo’s majority ownership is considered the “controlling interest” of the predecessor entities as the voting rights of such entities follow the ownership interests. Mr. Maddux’s 25% minority ownership in those certain predecessor entities is considered the “non-controlling” interests.

Based on guidance in paragraph 19 of SFAS 141, if a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity. Using the guidance in paragraphs 16 – 18 of SFAS 141, management has identified Meruelo Maddux California Future Fund, LLC (“MM Fund”) as the acquirer. MM Fund is 100% owned by Mr. Meruelo. The key factors considered in determining the acquirer included the following: (i) MM Fund currently holds the employees that will become the employees of MMPI upon completion of the formation transactions, (ii) MM Fund is the contracting entity with CalPERS that obtained the $150 million mezzanine loan facility, (iii) MM Fund lends funds borrowed under the CalPERS facility to the other predecessor entities to acquire real estate properties, and (iv) MM Fund performs the management services and administration functions on behalf of all of the other predecessor entities.

The acquisition by MM Fund of Mr. Meruelo’s controlling interests is not considered a business combination under SFAS 141, but rather a transfer of net assets or exchange of equity interests between entities under common control as defined in paragraph 11 of SFAS 141. Paragraphs 11 – 13 in Appendix D of SFAS 141 require such transfers to be recorded by the acquirer at the carrying amounts of the predecessor entities (i.e., reorganization accounting).

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Furthermore, the acquisition by MM Fund of Mr. Maddux’s non-controlling interests is not considered a business combination under SFAS 141; however, SFAS 141 continues the practice of accounting for those transactions by the purchase method and carries forward the guidance included in AICPA Accounting Interpretation No. 26 of APB No. 16, Acquisition of Minority Interest. Accordingly, the acquisition of the net assets representing Mr. Maddux’s non-controlling interests will be recorded at fair value. The unaudited pro forma financial statements will therefore reflect the acquisition of minority interests as a purchase and allocate the purchase price to assets acquired and liabilities assumed in accordance with SFAS 141, including consideration of identifiable intangible assets, and deferred taxes under FASB 109, Accounting for Income Taxes.

The cost of the acquired minority interests (i.e., purchase price) will be determined based on the most readily determinable measurement of fair value, which is expected to be the fair value of the common shares issued to the minority interest holders in exchange for their non-controlling interests at the completion of the formation transactions. Currently, such amounts have been estimated in the unaudited pro forma financial statements as presented in the Amendment.

Meruelo Maddux Properties Predecessor

Consolidated Statements of Operations, page F-19

11.	Comment: We have read and considered your response to our prior comment 61. Explain to us how you considered the guidance in SFAS 5 in determining that you would not be required to accrue interest expense related to your obligation to remit payments on your note receivable to the contributors.

Response: The formation transaction pertaining to the issuance of contingent shares does meet the requirements of SFAS 5. Accordingly, since the terms of the contingent liability go into effect upon completion of the formation transactions, there is no impact to the historical financial statements of Meruelo Maddux Properties Predecessor; however, the pro forma balance sheet and statement of operations for the Company will reflect the impact of accruing interest expense related to this obligation in the Company’s next amendment to its registration statement.

Note 3 - Rental Properties, page F-25

12.	Comment: We have considered your response to our prior comment 63. We are uncertain how you have applied Rule 3-06 in determining that you would not be required to provide audited financial statements of individually insignificant rental properties under Rule 3-14. Please confirm for us that the results of these properties have been included in your audited financial results for the last nine months.

Response: We confirm that the audited financial statements of individually insignificant rental properties required under Rule 3-14 have been included in our audited financial results for at least nine months in accordance with Rule 3-06.

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